Exhibit (p)

BASELINE CRE INCOME FUND

SUBSCRIPTION AGREEMENT

FOR SEED CAPITAL

This Subscription Agreement for Seed Capital (the “Agreement”) is made as of the 21st day of October, 2024 between Baseline Partners, LLC, a Delaware limited liability company (“Baseline Partners”), and Baseline CRE Income Fund, a Massachusetts business trust (the “Fund”).

WHEREAS, the Fund wishes to sell to Baseline Partners, and Baseline Partners wishes to purchase from the Fund, 10,000 common shares of beneficial interest, $0.00001 par value per share, of the Fund, at a purchase price of $10.00 per share, (collectively, the “Shares”); and

WHEREAS, Baseline Partners is purchasing the Shares for the purpose of providing the initial capitalization of the Fund as required by Section 14(a)(1) of the Investment Company Act of 1940, as amended, in order for the Fund to conduct a public offering of its shares;

NOW, THEREFORE, the parties hereto agree as follows:

1.	Simultaneously with the execution of this Agreement, Baseline Partners shall tender to the Fund the amount of $100,000.00 in full payment for the Shares, receipt of which is hereby acknowledged by the Fund; and

2.	Baseline Partners agrees that it is purchasing the Shares for investment purposes and has no present intention of redeeming or reselling the Shares.

Executed as of the date first set forth above.

PC30, LLC, MANAGER OF Baseline Partners, LLC

By:	/s/ Patrick Cardon
Name:	Patrick Cardon
Title:	Manager

BASELINE CRE INCOME FUND

By:	/s/ Debbie Burris
Name:	Debbie Burris
Title:	Secretary

NOTICE

A copy of the Amended and Restated Declaration of Trust of the Fund is on file with the Secretary of The Commonwealth of Massachusetts, and notice is hereby given that no trustee, officer, employee, agent, employee or shareholder of the Fund shall have any personal liability under this Agreement, and that this Agreement is binding only upon the assets and property of the applicable series of the Fund.